Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco has the best Brazilian Investor Relations program in the Financial Industry

The Institution won in four IR Magazine Awards categories

Itaú Unibanco won four important IR Magazine Awards Brazil 2013 categories: “Best Annual Report”, “Best Conference Call”, “Best Meeting with the Investment Analyst Community” and “Best Investor Relations in the Financial Industry”.

The awards are given by IR Magazine, together with RI magazine and the Brazilian Investor Relations Institute (“Instituto Brasileiro de Relações com Investidores” – IBRI). The results are the product of a Fundação Getúlio Vargas (FGV) survey with approximately 400 portfolio managers and investment analysts.

Itaú Unibanco won the Best Annual Report award after a comprehensive reformulation of the document’s contents, aligning its information with other required reports the bank publishes (Reference Form, 20-F Form and debt prospects) and the quick availability to the market, 72 hours from publication of the 2012 results.

Last year, the bank had the most meetings with the market in Brazil, meeting 22 times with Apimec (Association of Capital Markets Investment Analysts and Practitioners), with approximately 5,000 participants all told. The relationship with Institutional Investors involved more than 950 investors in 26 domestic and international conferences and roadshows. For 2013, 21 Apimec meetings across Brazil and 29 conferences and roadshows in Brazil and abroad are scheduled.

In addition, the Investors’ Day, an event targeted at analysts and institutional investors, had the presence of some of the bank’s top executives and CEO Roberto Setubal. The event gave the 106 participants representing 86 companies the opportunity to obtain directly from the executives clarification about our performance and strategies.

Itaú Unibanco held 5 teleconferences in 2012, with the purpose of providing the market with information on its performance and strategies after each performance publication, plus a teleconference devoted exclusively to the demand for information on the Redecard Public Stock Offering. On average, 400 participants attend our teleconferences.

Together, these actions enabled Itaú Unibanco to be recognized for the best IR in the Financial Industry, besides winning the “Best Conference Call” and “Best Meeting with the Investment Analyst Community” awards.

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Itaú Unibanco expresses its thanks for the capital markets’ recognition, which reinforces our commitment to transparency, timeliness and relationship with all of their participants

São Paulo, July 4th, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer